-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[ ] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|                                        |   MERLIN SOFTWARE TECHNOLOGIES                 |                                        |
| MONTGOMERY              SHELLEY        |   INTERNATIONAL, INC.       (MLSW)             | X Director              10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  | X Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  (Voluntary)          |                        |          SECRETARY                     |
| 1011 ESPLANADE AVENUE                  |                       |     04/00              |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |     -                 |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |     -                  |    Form filed by More than One         |
| NORTH VANCOUVER BRITISH COLUMBIA V7G1T2|                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
| COMMON SHARES                 | 04/26/00   | J* |    | 1,040,000      | A  | $0.01   | 1,040,000       | D  |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               | 08/22/00   | M  |    |   100,000      | A  | $1.00   | 1,140,000       | D  |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-98)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  2

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
| Stock    | $1.00   |05/01| A  |    | 150,000  |          | **  |05/01| Common   | 150,000  | ***      | 150,000  | D  |          |
| Options  |         |2000 |    |    |          |          |     |2010 |          |          |          |          |    |          |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

*     The  common  shares  were issued to Shelley Montgomery pursuant to a Share
Exchange  Agreement  between  the  Issuer  and  its  subsidiary, Merlin Software
Technologies  Inc.  (the "Subsidiary"), which transaction was finalized on April
26, 2000, and pursuant to which the Issuer purchased from the Subsidiary and the Subsidiary's shareholders all of the issued and outstanding common shares of the Subsidiary, in consideration of an equal number of common shares of the Issuer.
Ms.  Montgomery  was  previously  a  shareholder  in  the  Subsidiary.

**     The stock options are exercisable in tranches (75,000/25,000/50,000) upon reaching  the objective set out in the Stock Option Agreement between the Issuer and  Shelley  Montgomery.

***     The  stock  options  granted  to  Shelley  Montgomery  were  granted  as incentive  stock  options  in recognition of Ms. Montgomery's contribution as an officer  and director of the Issuer, and as incentive to continue to achieve the objectives  of  the  Issuer's  shareholders.


**Intentional misstatements or omissions of facts constitute Federal           /s/ SHELLEY MONTGOMERY                     09/12/00
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                               **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-98)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number